Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

June 5, 2013 > Issue 16 Arrivals A joint merger communication for employees of the new American Creating a premier global carrier Putting together the puzzle Members of the Alliance integration planning team were hard at work during the commercial working session on May 23. Gap analysis. Interdependencies. Milestones. A lot of heavy lifting has been going on behind the scenes as the 29 planning teams and the Integration Management Office (IMO) are putting the pieces together as we plan to integrate two airlines. Working sessions focusing on legal close and commercial planning groups have already taken place and customer and operational working sessions will take place this week and next. Later this month we’ll bring all the teams together for a master summit, similar to the IMO kick-off that occurred in April, to focus on reaching key milestones. The milestones and other work accomplished by the planning teams help shape a master timeline, but also highlight areas where teams needs to work closely with one another to successfully meet deadlines, minimize customer disruption, equip employees to manage through changes in policies and procedures, and allow the combined company to retain and capture value. Here are some of our notable accomplishments to date: > Last month both airlines officially notified the FAA of our intent to merge operations into a single operating certificate. The combined airline will use the American certificate and the majority of the FAA-required management personnel at the combined carrier will be located within the Southwest region. A joint transition team will oversee the process, which includes a gap analysis of operating policies, procedures and compliance, and the transition to the agreed upon policies and procedures. It is estimated that the entire process will take approximately 18-24 months. > Under the “adopt and go” strategy, American’s Boeing procedures and Flight Operations Manual (FOM), and US Airways’ Airbus procedures will be used for the combined carrier. No additional flight operation decisions have been made at this time. > We are working toward implementing a codeshare as soon as possible after legal close. Because we are part of two different alliances, we’re also planning US Airways’ exit from Star Alliance and entry into oneworld®. > Department of Justice review – both airlines have complied with a second request for information, which is anticipated to be the final request. > US Airways Group Inc. has scheduled a shareholder vote on its proposed merger with American Airlines for July 12 in New York. We’ll announce more key decisions and milestones in Arrivals as they become finalized, so stay tuned! Bankruptcy Court Update This week American achieved a significant milestone that moves the company forward in the restructuring process and closer to the planned merger with US Airways. Bankruptcy Court Judge Sean Lane approved the Disclosure Statement, which describes American’s business, the Plan of Reorganization (the “Plan”), and other items relevant to the decision of whether to vote to approve the Plan. Now, American can begin to solicit votes on the Plan from creditors and shareholders. The Plan will maximize recoveries for all of our economic stakeholders and provide the foundation for a stronger future for our people and our customers. The Bankruptcy Court also approved the Support and Settlement Agreement with creditors collectively holding about $1.6 billion in prepetition unsecured claims – a sign of key support for the Plan. corporate.communications@usairways.com Send us your questions! corp.comm@aa.com

Employee Spotlight: Reservation (RES) Agents American Airlines Meet Marina Bauwens, AAdvantage Partner Liaison, American Years with American: 22 Why did you decide to become a RES agent? I always knew I wanted to work at American. It was the first and only company that I sent my application to. What do you like best about your job? I have built a relationship of trust and mutual respect with the clients I serve. Trust is extremely important on a personal level and is absolutely priceless from a business perspective. What’s the most challenging part of your job? Finding that healthy balance when making decisions. At the end of the day, we need to make sure that the customer is satisfied with the solution offered, while at the same time, we need to evaluate the impact of the decision on our company. What do you think makes a great RES representative? Accurate knowledge of the product, common sense, a positive attitude, attentive listening skills and a good sense of humor. Along with these great assets, I would stress the importance of taking ownership. This may be an old-fashioned concept, but is extremely important in my book. What has been your most memorable moment in your career? One day, I received a phone call from a young customer, Erika, who only spoke German. She arrived in Illinois alone and the party she was supposed to stay with did not meet her. After calming her down, we looked for someone at the airport who could assist her. It was after American operations had finished for the day, so no personnel were available, but we found a police officer who offered to help. I vetted the officer with the police department and we exchanged phone numbers. He ensured that Erika would be cared for overnight. The next day, a very grateful Erika was back on her way to Germany. What would your fellow employees be surprised to learn about you? I was born and raised in Belgium. Back in the 90s, I was asked to record the “Welcome Aboard” French CD for American Eagle Canada. US Airways Cynthia Martin Canne, Reservations Agent, Reno, NV Reservations Center, US Airways Marina Bauwens, AAdvantage Partner Liaison, American Meet Cynthia Martin Canne, Reservations Agent, Reno, NV Reservations Center, US Airways Years with US Airways: 17 Why did you decide to become a RES agent? I always wanted to work for an airline. After moving from Hawaii in ‘97, I applied for a reservations position at America West Airlines. It was an opportunity to learn about the travel industry and travel to places I’d never been. What do you like best about your job? The best part about my job is talking to so many different people around the world, and helping them with their travel plans. Also, I must say that I love the travel benefits and working with such wonderful coworkers! What’s the most challenging part of your job? Trying to re-accommodate passengers because of flight irregularities such as weather or mechanical delays. It’s challenging when our flights are already full, but we work really hard to take care of our customers in these situations. What do you think makes a great reservations representative? A great RES representative must be caring, patient and knowledgeable. You need to have great listening skills and be able to think fast so you can overcome obstacles to making the sale and meeting the customer’s needs. Anyone can take a call, but it’s speaking from your heart and wanting to help others that I call “Spreading a Little Aloha Around the World.” What has been your most memorable moment in your career? I want to say my most memorable moment was receiving the US Airways Chairman’s Award, and being able to meet our CEO Doug Parker. I won the Chairman’s Award in 2003, for being the first and only res agent to produce a million dollars in sales in 2000 and then again in 2001, 2002, 2003. What would your fellow employees be surprised to learn about you? I love to fix things that are broken in my house before calling a repairman – dryer, dishwasher, cars, etc. I have a commercial driver’s license and have operated heavy equipment and driven semi-trucks. corporate.communications@usairways.com Send us your questions!

Family flyers: Two sisters, two airlines Sisters Jalica Ramsey (left) and Beth Pezzulo As we prepare to become the new American, we’re beginning to learn more about each other. Some of our people are already familiar with both companies – such as Beth Pezzulo and Jalica Ramsey, sisters who work for American and US Airways, respectively. We asked them what it’s like working for our two airlines, and what excites them about joining forces. How long have you been with the airline? Beth: 25 years with American Jalica: 24 years with US Airways What is your role with American/US Airways? Beth: I’m in the Premium Services department, working with our Concierge Key and Five Star Service programs. I’ve had a blast doing it. I don’t watch a lot of TV, but there are times when a TV celebrity comes through and my coworkers get very excited. The passengers I work with, you really form a relationship with them because we have an extra opportunity to help them and make a difference. Jalica: I’m a Flight Attendant based at DCA. For the last few months, I’ve only been flying once a month because I’m recruiting and interviewing candidates in Phoenix and Charlotte every week – I just love it! [The candidates] are so excited about the merger and ask us questions about the new American. It is such rewarding work because now I am starting to see the people we’ve hired working on flights I take to PHX and CLT. They’ll come up to me with tears in their eyes thanking me for the opportunity. What sparked your interest in the airline industry? Do you have a family history with airlines? Beth: Our mom worked for Eastern and I started there. So yes, we definitely have family ties to the industry. Jalica: Back when our mom worked for Eastern, family members could work there as long as you weren’t under the same manager, so there were five of us who all worked for Eastern in different positions. What has it been like having so many family members in the airline industry? Beth: It’s been great because we have been able to non-rev on holidays and get together. When we start talking we all have the same stories as each other, just with different people in them. Jalica: I started working in the airline industry right after college; we’ve all been in the industry for so long, it’s all we’ve known. It’s been a great ride. What are some of the differences or similarities between your jobs and companies? Beth: We’re both working with passengers, just in different ways. There are differences between the ways we do things, but that will work out with the merger. We have so many awesome things coming when the merger closes, and it’s great to anticipate everything that’s coming. Jalica: When Beth and I get together we stay up all night talking airline talk. The similarity is the customer contact. It always comes down to who feels like they provided the most excellent customer service – one of us tells a story and the other tries to top it. Beth is awesome when it comes to knowing the people who come into her club, they love her. My role is different because I don’t see the same people all the time, but I get a lot of my energy from Beth because there is no way I’m going to let her top my stories. What are you looking forward to about the merger? Beth: I’m excited to be able to travel with my sister. US Airways has different hubs so now we’ll be able to get to new places. Our siblings live all across the country so now it will be easier for us to get together. Jalica: Oh my gosh, just being the largest global airline! I’m also looking forward to exploring some of the American destinations that we don’t fly to. I think the merger will bring more opportunities, and I’m excited for that. corporate.communications@usairways.com Send us your questions! corp.comm@aa.com

Legal linguistics Following is legal language, which we’re required to print on each internal and external publication related to the merger. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Stay in the Know We’ll continue sending you updates to keep you informed. In the meantime, please visit: New Jetnet (newjetnet.aa.com) or Wings (wings.usairways.com) www.newAmericanarriving.com – a website dedicated to the new American Airlines Follow us on Twitter at @AmericanAir, @USAirways and @USemployees, and on Facebook (AmericanAirlines and US Airways) Questions: corp.comm@aa.com or corporate.communications@usairways.com Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above. Arrivals June 5, 2013 ISSUE 16 Past issues available on new Jetnet and Wings corporate.communications@usairways.com Send us your questions! corp.comm@aa.com